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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS.
       UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                DBS HOLDINGS INC.
                 (Name of Small Business Issuer in its charter)



           NEVADA                                         N/A
(state or other jurisdiction of                (I.R.S. Employer I.D. No.)
incorporation or organization)



1898 - Peardonville Road                                V4X 2M4
Abbotsford, B.C.                                       (zip code)
(Address of principal executive offices)


Issuer's telephone number, (604) 581-1151


Securities to be registered pursuant to Section 12(b) of the Act:      None



Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $0.001 par value
                                (Title of class)
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                                    CONTENTS

FORWARD LOOKING STATEMENTS                                                                               1
   PART I                                                                                                1
     Item 1    Description Of Business                                                                   1
        History and Organization                                                                         1
        Principal Products or Services                                                                   2
        The Target Market                                                                                3
        The Market/Industry                                                                              4
        Objectives                                                                                       5
        Employees                                                                                        5
        Risk Factors                                                                                     6
        Research and Development                                                                         8
     Item 2    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION                                 8
        Results of Operation                                                                             8
        Progress on Short Term Objectives                                                                9
        Plan of Operation  (12 to 18 months)                                                            10
          Key Business Activities for DBS Holdings Inc.                                                 10
          Marketing Plan                                                                                11
          Expansion Plan                                                                                11
          Personnel (by job description)                                                                12
          Strategy                                                                                      13
          Name Branding                                                                                 13
          Promotion                                                                                     14
          Financial Requirements                                                                        14
             Capital for Initial Operations -- Minimal cash requirements                                14
             Capital for Expansion of Operations -- Major Financing                                     15
          Pricing                                                                                       15
          Projected Income                                                                              15
        Use of Proceeds from PROJECTED Share offering (Financing)                                       17
        Maintaining and Up Dating Web Site                                                              17
        Three Year financial Projections                                                                18
             Year #1        Year #2      Year #3                                                        18
             Net Income     $-78,000.00  $80,000.00  $1,032,000.00                                      18
        Management and Advisors                                                                         19
        Ongoing Acquisitions                                                                            19
     Item 3    DESCRIPTION OF PROPERTY                                                                  19
     Item 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                           20
     Item 5    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS                             22
     Item 6    EXECUTIVE COMPENSATION                                                                   24
     Item 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                           24
     Item 8    DESCRIPTION OF SECURITIES                                                                24
          Liquidation Rights                                                                            24



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
          Dividend Rights                                                                               24
          Voting Rights                                                                                 25
          Other Rights                                                                                  25
    PART II                                                                                             26
     Item 1    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON                                 26
                 EQUITY AND OTHER SHAREHOLDER MATTERS                                                   26
     Item 2    LEGAL PROCEEDINGS                                                                        26
     Item 3    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                                            26
     Item 4    RECENT SALES OF UNREGISTERED SECURITIES                                                  27
     Item 5    INDEMNIFICATION OF DIRECTORS AND OFFICERS                                                27
   PART F/S:   FINANCIAL STATEMENTS                                                                     31
   PART III                                                                                             40
     Item 1    INDEX TO EXHIBITS                                                                        40
Exhibit 2.1                                                                                             41
Exhibit 2.2                                                                                             50
Exhibit 6.1                                                                                             60
Exhibit 6.2                                                                                             63


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                           FORWARD LOOKING STATEMENTS

DBS Holdings Inc. (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations therefor comparable terminology, are intended to identify forward-looking statements.


                                     PART I

ITEM 1   DESCRIPTION OF BUSINESS

                            HISTORY AND ORGANIZATION

DBS Holdings Inc. (the "Company") is a corporation organized under the laws of the State of Nevada on March 19, 1999. The Company then completed offerings of 10,268,000 shares to certain investors under the exemption provided by Rule 504 of Regulation D of the 1933 Securities Act. 268,000 of the 10,268,000 shares issued were issued as part of a unit at a price of $0.05 per unit. Each unit consists of one common share and one warrant to purchase one common share exercisable before May 1, 2000 for $0.05 and thereafter to May 1, 2001 for $0.10. On June 23, 1999, the Company acquired a nineteen percent (19%) interest in "investorservice.com", a Canadian registered partnership, formed in 1999, paying for this acquisition with $2,500 in cash and by issuing 5,000 restricted shares of its common stock, half to Terry Wells and half to Stephen Stanley, the two vendors of the 19% interest in "investorservice.com". In addition, the Company has the option to acquire the remaining 81% interest in investorservice.com for an additional issuance of 20,000 restricted shares of the Company's common stock. Currently the vendors are maintaining the investorservice.com web site in good standing on the internet.

It is the intention of the Company to exercise its option to acquire the remaining 81% interest in investorservice.com. This is anticipated to take place following the registration and trading of the Company as a fully reporting issuer on the OTC BB. In the interim, and upon commencing trading on the NQB pink sheets, the Company anticipates having all of its warrants exercised thus providing additional funds to help move the Company to the OTC BB. The Company currently has only a small amount of cash available, as per financials provided. It is anticipated that additional cash requirements will be supplied by management by means of a debt instrument. No cash shortage would be anticipated for the next 12 to 18 months.

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Though the Company is not expecting any new acquisitions before becoming a fully reporting issuer, management has decided that it would proceed with an acquisition, at any time, should a project of merit presents itself. Otherwise any new acquisitions will be undertaken once the Company has established a stable trading range as a fully reporting issuer. Details as to Ongoing Acquisitions and financing are included in Item #2 below under Plan of Operation (12 to 18 months).

                         PRINCIPAL PRODUCTS OR SERVICES

Investorservice.com, the one-stop shopping web site for investor products, was built by the gathering and compiling of a comprehensive database of internet-related financial content providers. The following Services/Products are expected to be supplied through our portal with future expansion into other areas:

- Virtual Market Update -- Companies that provide real-time or near real-time market quotations. These are highly sought after services for many investors. A competitive pricing analysis is anticipated to be provided to customers of Investor Service

- World Markets -- Sites are anticipated to be listed that cater to the "big picture". These sites are expected to be typically rich in content and cover all the major world indices.

- Research -- Necessary formats to access and evaluate pertinent information for investment decisions. Comprehensive sources of information on Publicly Traded companies. In depth analysis of past and future projected performance. Historical trending and industry outlooks.

- Quotes -- Products and Services for our customers to receive real-time or delayed market quotes for all and any exchange that they may be interested in.

- Financial News -- Up to date links to hot, timely financial news. Extensive coverage of all major markets, industry trends, reports, etc.

- Mutual Funds -- We expect to provide comprehensive links to Mutual Fund content providers including, fund home pages, fund manager reviews, industry news, trending, analysis and sites catering to the purchase of mutual funds.

- Bonds -- Content links to sites specializing in Bonds are expected to be provided. In addition, comprehensive links and embedded content for news and issues surrounding the Bond market are expected to be made available to our customers.

- Futures and Options -- Products and Services for our customers to receive news and tools pertaining to Futures and Options all and any exchange that they may be interested in are expected to be provided.

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-    Banking -- With the prevalence of on-line banking and the huge variety of services and choices available to consumers, Investor Service is anticipated to be an excellent source of information for comparison-shopping. All major on-line banking services is anticipated to be listed with reviews of products/services offered.

- Insurance -- Detailed information and links pertaining to on-line Insurance services is expected to be provided. This is expected to be a similar offering as the on-line banking component.

- Loans and Financing -- Detailed information pertaining to on-line loan and financing services is expected to be provided. This is expected to be a similar offering as the on-line banking component.

- Taxes -- Links, resources, history and worldwide information is expected to be provided for taxation laws and regulations in the major countries that our customers do business in.

It is anticipated that Investor Service will become the premiere source for investment information, links products and services. Our site is expected to provide comprehensive searching, updating, alerting features for customers. In addition, site content is expected to be frequently refreshed to ensure that we are providing timely and desired information.

We anticipate that our customers will have unrestricted access to the huge amount of investment tools and products available on the Internet through our intuitive, easy to use Web presence. This consolidates the overwhelming financial resources available on the World Wide Web. It is anticipated that from this one site people will be able to access several other internet companies with web sites that offer the same services for each of financial categories listed above. For example, someone wishing to select a Research facility need only click onto the research category and all links to other research sites will appear. This is expected to provide the customer with a variety of service providers in that research category. This means that user will not have to search for the web sites of each of these providers one at a time.


                                THE TARGET MARKET

The target market is comprised of two groups of potential clients. Customers looking for new financial services and information and existing customers who need to consolidate their many sources into one easy to use portal site. The specific needs that we will cater to are as follows:

1.   New customers looking for financial products/services
     o    Access current investment information
     o    Easy to search links
     o    Easy to use web site
     o    Well defined categories/classification of investment resources




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     o    Comparisons on price/service
     o    Ratings by well respected financial sources
     o    Guidance and advice

2.   Established customers with specific needs
     o    Ability to set-up a custom profile of resources and links
     o    Fresh timely information
     o    Ratings and reviews of  investment services and products
     o Alerting of "hot areas" through proactive vehicles (newsletters, e-mail, paging etc)

Management is confident it can initiate and expand a revenue model from advertising sponsors in several areas for each of the resource areas sited above. Advertising fees are expected to be forthcoming from such sponsors as;

-        Investor Service daily newsletter.
- Site Sponsors (advertising by and partnerships with other similar sites)
- Partnerships with other financial content providers (eg. E-Trade, Yahoo Finance, Meryll Lynch, etc.)
-        E-commerce (on-line financing, IOP's, etc.)


                               THE MARKET/INDUSTRY


The Company's first acquisition is modest and is situated in the financial services sector of the internet. Highly fragmented, the sector is dominated by both large and small entities. The large companies with means can be those expected to survive. However, larger companies with more to risk may be more selective as to how and with whom they choose to do business, leaving niches for the smaller players. In addition, smaller companies tend to be more flexible and innovative than their larger counterparts. This latter arena is the "stuff" from which numerous small companies have become the take over targets for the larger more selective companies.

Given the constant dynamics of the Internet it is the opinion of management that such instability itself reflects the need for a "stabilising" trend. It is believed that eventually such stability will become a desired and necessary objective. As in many of the well established business sectors (ie the steel industry) fragmentation exacted a cost and the challenge of consolidation was answered. In the mean time the market can be expected to remain volatile as it tries to adjust to new technological, social, environmental and lifestyle influences.

In a market as dynamic as the internet new products and services will have to be innovated as the environment changes and grows. Though unpredictable this is where the real opportunities lie. The challenge will be to adjust to and meet the ever-changing needs that a volatile environment spawns. Intuitive anticipation will be a necessary




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component for meeting this challenge, the benefits of which will be the attracting of new customers.


                                   OBJECTIVES

By means of the domain InvestorService.Com, the Company plans to tap into the lucrative on-line investor service opportunities that currently exist and are constantly unfolding on the internet. It is anticipated that the company will be unique in that it will be establishing a comprehensive and centralised source of financial resource entities on the internet. The designing and developing of an exhaustive database representing the vast financial information resources on the internet is expected to accomplish this. The overall goal of investorservice.com is to become the leader in the financial content sector of the world wide web. This goal is expected to be accomplished by means of the following objectives.

     Long Term Objectives

     o    Ever increasing audience (hits)
     o    Complementary partnerships
     o    Strategic acquisitions
     o    Technical expertise
     o    Managerial excellence
     o    Favourable reviews
     o    On-going assessment, evaluation and remediation

     Short Term Objectives

     o    Recruitment of committed and qualified staff
     o    Immediate content expansion
     o    Increase in revenue generators
     o Expansion of viewership (expanding comprehensive links to financial products and services to include virtual market updates, world markets, research, quotes, financial news, internet trading, mutual funds, bonds, futures and options, banking, insurance, loans and financing, taxes, etc.).


                                    EMPLOYEES

Currently there are no employees of DBS Holdings Inc. However, Daniel Steunenberg currently devotes approximately 75% of his business time to the affairs of the Company on a non-compensation basis. Berend Steunenberg curently devotes approximately 5% of his business time to the affairs of the Company on a non-compensation basis.



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                                  RISK FACTORS

Competition:   The internet is a highly expanding segment and ranges from individuals to large companies. The internet is highly fragmented and the Management of the Company believes the vast expansion of the internet provides for excellent opportunities of growth for the Company. There are, however, several competitors within the Internet that may make it more difficult for the Company to gain recognition or for its products to survive and grow. Competition includes search engines as Yahoo who have specific investment content and stock tracking. Sites such as CNNfn and Stockhouse.com who cater exclusively to the investment community.
               These Internet resources already have achieved significant market share. Other competitors include but are not limited to:

               -- CNNFinancial News Stock quotes -- stock, mutual fund. Or money market fund quotes.

               -- Investools Charting -- historical price and volume graphs of 10,000 US equities, 7,000 mutual funds and the major market indices.

               -- Money Quick Quotes -- stock quotes, news, press releases, research etc.

               -- Nasdaq InfoQuotes -- stock quotes, news, press releases, research etc.

               --   NewzWire -- stock quotes, research, news and more.

               -- PC-Quote -- provides real-time and delayed securities quotations and news to professionals and consumer markets world wide.

               -- ProphetCharts -- Java-powered charts with stocks, futures, index, and mutual fund data spanning decades. Includes technical analysis tools.

               While the companies listed above and others are in direct competition with Investor Service, the Company believes there is room for another player who can deliver, timely, user-friendly services to it's customers at a competitive price. In addition, Investor Service expects to offer something that the competitors do not, a comprehensive search engine of investment tools and ratings of these tools.

Industry and
Economic
Factors: The internet, in which the Company intends to operate, is subject to massive and constant change, due to the ever changing technology and its increasing popularity. These are factors beyond





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               the control of the Company or its Management, which could cause the Company to fail.

Limited
History
of Operations: The Company was recently organized in March of 1999 and has had a limited history of operations. Through February 28, 2000 the Company incurred a net loss of $71,802. In addition, the entity which the Company has acquired an interest in, has also had a limited history (since November 1998). Therefore, the Company's proposed operations are subject to all of the risks inherent in a new business enterprise, including start-up losses, uncertainty of revenues, markets and profitability and the necessity of additional financing. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the start up of new business and the competitive environment in which the Company will operate.


Dependence on
Management:    Because the Company is a new business and has a very limited operating history, and because the Company relies upon the creative design skills of its current management, it will be heavily dependent upon the services and experiences of its officers. Loss of the service of any officer could adversely affect the conduct of the Company's business.

Profitability
of Operations: The Company is not currently operating profitably and it should be anticipated that it will operate at a loss until at least such times as its business objectives are achieved if the business objectives are, in fact, ever achieved.

Unpredictab-
ility of
Revenues:      There can be no assurances as to the ability of the Company to sell its services in the volumes required to bring in positive cash flow. Failure to achieve its business objectives will undermine the ability of the Company to maintain a stable cash flow position.

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Government
Regulation:    In addition, as electronic commerce further develops, it may generally be the subject of governmental regulation. As well, current laws, which pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.



                            RESEARCH AND DEVELOPMENT

From the date of incorporation to September 30, 1999, the investorservice.com has spent $24,000.00 on Research and Development ($80.00/hr X 300hr = $24,000.00). From September 30, 1999 to March 31, 2000, investorservice.com has spent $8,000.00 on Research and Development ($80.00/hr X 100hr = $8,000.00).



ITEM 2            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


                              RESULTS OF OPERATION

Since its inception on March 19, 1999, the Company has had a vision to establish itself as a growing and thriving business based in the computer/internet/ high-tech industry.

On March 22, 1999, the Company made its first acquisition of a nineteen percent (19%) interest in "investorservice.com". In addition, the Company has an option to acquire a one hundred percent (100%) interest in "investorservice.com".

In conjunction with its agreement to purchase "investorservice.com", the Company also prepared a Rule 504 offering memorandum on March 22, 1999. The goal of raising $10,000 was to start the process of taking the Company to a wider forum, in order to increase the probability of raising further capital to fund the growth of "investorservice.com".

On March 25, 1999, the Company prepared a second Rule 504 offering memorandum, and was successful in raising an additional $13,400. This financing not only raised sufficient funds to implement the over the counter listing process, but the Company was able to raise enough working capital to complete the due diligence process for "investorservice.com" and to fund the purchase.

On March 31, 1999 the Company closed both Rule 504 offerings successfully.



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During the month of April 1999, the public accounting firm of Smythe Ratcliffe completed their audit on the books and records of the Company. The audit was completed successfully for the period ending March 31, 1999.

On May 23, 1999 the Company completed its due diligence process for the purchase of an interest in "investorservice.com" and based on its satisfactory findings, decided to proceed with the acquisition.

On June 23, 1999, the Company closed the acquisition of 19% of "investorservice.com" and issued the funds and shares to complete the purchase.

On July 21, 1999, the Company engaged the service of Equitrade Securities Corporation for the purpose of submitting the Company's application for over the counter trading.

On November 19, 1999, the Company received clearance from the NASD to trade the Company's common stock on the National Quotation Bureau Pink Sheets.

In December 1999, the Company engaged Devlin Jensen (Barristers & Solicitors) to commence the process of compiling and producing Form 10-SB, in order for the Company to become a fully reporting issuer.

In March 2000, the public accounting firm of Smythe Ratcliffe completed their year-end audit on the books and records of the Company. The audit was completed successfully for the period ending February 29, 2000.

Throughout its initial period of operations, the Company has spent a vast amount of time and effort researching and analysing the financial sector of the internet. The Company has been busy expanding and improving its internet acquisition "investorservice.com". The Company's goal is to offer clients a one-stop shopping site that will bring together all related aspects of the vast internet financial sector. Essential to achieving that goal is the attainment of the Company's short term objectives.

In addition to "investorservice.com", and consistent with its corporate goals and mission, the Company has been investigating other potential acquisitions to compliment and further its presence on the internet. As well, the Company is continually searching for other potential projects of merit in the computer/high-tech related fields. To date, the Company has not completed a further merger or acquisition; however, management feels that upon completion of its Form 10-SB and achieving fully reporting status, the Company will be able to enhance its ability to attract further projects of merit.


                        PROGRESS ON SHORT TERM OBJECTIVES

The Company has been successful at obtaining the services of the original creators of "investorservice.com" and they have been working with the Company in the development of the web-site content and structure.



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Since the June 23, 1999 purchase, the Company has developed
"investorservice.com" into a forty page web-site that is currently on-line and functional. Furthermore, the viewership has been growing on a weekly basis since inception and continues to grow with the expansion of web-site content.

With the successful completion of these objectives, the Company has now established another set of short term goals, which management is in the process of completing or has completed:

         1)       Completion of the application for over the counter trading;

         2) Expedite a financing in the range of $250,000 to $300,000. (At this time, "investorservice.com" is at its pre-marketing stage and requires additional financing to launch it into the internet arena in a meaningful and sustainable fashion in order to become known as a central financial shopping site);

         3) Market "investorservice.com" through various media outlets to increase web-site traffic; and

         4)       Continue to expand the web-site content by:

                        a)    add real time quotation features;
                        b)    add market depth features to quotes;
                        c) form alliances with financial writers in the industry; and
                        d)    expansion through new ideas.

In addition to establishing itself as a presence on the internet through "investorservice.com", the Company is also continuously seeking out further opportunities to merge with and acquire other entities to fulfil its original goal of expansion.


                       PLAN OF OPERATION (12 TO 18 MONTHS)

KEY BUSINESS ACTIVITIES FOR DBS HOLDINGS INC.

The Company's aim is to acquire projects of merit, develop them to a state of profitability or on-going expansion and then either maintain and continue to operate them or divest them, as is deemed in the best interest of the Company.

As to investorservice.com in particular, the focus of business will be to provide internet users a premiere one-stop financial resource web site that consolidates, and provides links to, all internet related financial content providers.

Fundamental to management's philosophy is the idea that people do not buy services or products simply because someone sells them. People buy them to satisfy their criteria. The presence of a premium one-stop financial service web site is designed to do just that.




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The premise is that the benefit of a one-stop site provides customers a reason to do business with our company as opposed to others.


MARKETING PLAN

Given the fragmented state of the financial resource sector, the marketing plan for investorservice.com centres around the need for, and eventual trend toward, consolidation of the financial service sector on the internet. By means of effective data mining techniques, investorservice.com has been expanded into a comprehensive database of internet related financial sources. Once the Company is a fully reporting issuer on the OTC BB it is anticipated that these techniques, along with promotional undertakings, will be used to continue to expand the investorservice.com into an ever expanding web presence that provides a one-stop premiere source for all financial information on the internet. It is anticipated that expansion and recognition will be achieved by means of;

-- obtaining revenue generators for its web site, continually. (both sponsors and advertisers)
-- acquiring private companies with proprietory technologies.
-- creating strategic alliances with both small and large competitors. -- acquiring small but compatible internet entities, private or public, that offer shareholder value.
-- achieving and maintaining technical excellence.
-- striving for favorable reviews.
-- working toward awards of recognition.
-- increasing the audience (hits) on an on-going basis.

As a comprehensive Web presence in the financial information sector of the internet it is expected that the Company will have the opportunities to assess the various acquisition candidates. It is expected that the end result for DBS Holdings Inc. will be to either retain investorservice.com as an expanding entity, or to divest it. This will be the strategy for any and all of the Company's acquisitions.


EXPANSION PLAN

The Company will need to carry out the planned $500,000.00 financing necessary to launch and expand investorservice.com according to plan. Personnel with the expertise and skill will be needed to carry out the respective job descriptions in order to implement the business plan of selling and promoting the investorservice.com internet model. In the early stages it is expected that these positions will be occupied by management from DBS Holdings Inc. and the vendors of investorservice.com who have the necessary experience in the internet arena. An office secretary will need to be added within 30 to 60 days of official operations. It is expected that other competent personnel will need to be added as the business grows.

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PERSONNEL (BY JOB DESCRIPTION)

1. Operations Manager -- Promotes a comprehensive web presence and expands the internet model as follows;

-- Enhances and develops the web site on an on-going basis to constantly increase "hits" and customer satisfaction.
-- Identifies new technology and implements as necessary to ensure a competitive advantage over similar Web Sites
-- Sets the development teams goals and objectives to ensure that customer needs and expansion plans are achieved
-- Constantly monitors customer feedback and implements plans to accommodate
-- Establishes complimentary partnerships with other service providers to enhance the reach and prospective customer base.

2. Corporate Communications -- promotes the Company in the following ways;

-- communicates with both existing and potential shareholders.
-- co-ordinates timely news releases and favourable reviews.
-- promotes the web site to, and confers with, internet sponsors, potential partners and other financial content providers.
-- maintains a liaison with industry news letter writers.

3. Corporate Management and Human Resources

-- locates, hires and evaluates necessary personnel.
-- controls technical excellence.
-- manages and co-ordinates corporate business.
-- drafts corporate publications for promotion.
-- negotiates acquisitions, alliances, partnerships etc.

4. Corporate Secretary -- oversees and manages the front office as follows;

-- answers in coming phone calls, faxes, etc.
-- receives incoming mail and prepares out going mail.
-- fields shareholder inquiries if possible.
-- prepares both invoice payment and bank deposits.
-- maintains office accounting.
-- generally assists other personnel on a "when and if can" basis.

It is anticipated that the growing of investorservice.com into a successful and profitable venture will take place on two fronts.



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First, growth is expected to occur internally by means of the personnel fulfilling their duties, causing the internet model to develop and expand into a more and more comprehensive presence on the internet.

     1. Constant enhancement of the Web Site content and services to retain existing customers and attract new ones
     2. Aggressive marketing through conventional and Internet based sources to ensure high visibility and attract new customers
     3. Establishment of partnerships that will complement this sites service and bring new customers

Second, it is expected that growth will be through the acquisition of other entities doing the same type of business or related business. Entities targeted for acquisition would include those that offer a decided benefit through expansion, merger or take-over. Others may be target candidates due to lack of funds, personnel, focus, etc. It is the opinion of management that such opportunities are quite realistic given the flood of companies that have entered this market place so quickly. Any and all acquisitions will be held or divested, as deemed in the best interest of the Company.


STRATEGY

The company therefore views its larger counterparts as possible alliances as well as competitors. Indeed it is frequently the larger company that determines the success of smaller ones, since their means of expansion involves the successes of smaller companies.

Management also realises that it will be faced with direct competition from the other smaller players, but understands that marketing innovation, along with available resources, are key components for success. Management considers these to be its particular strengths. It is therefore necessary to analyse key competitors in terms of size, market position, image and business strategy. This will assist the Company in further defining how to best position itself among its competitors, and which competitors are best suited to forming alliances.


NAME BRANDING

Branding entails the promoting and presenting of a product and/or a service by a company so that it becomes the first thing that a customer thinks about when looking for that product and/or service. Investorservice.com intends to become the first name people think about when looking for an all inclusive financial internet provider. It intends to become recognised as the premium one-stop shopping site for any and all financially related services.

The site intends to be presented as an Investment Search Engine that lets customers quickly and easily find the on-line investment resource they are looking for. The development of an appropriate logo and marketing jingle to help fix an image in the minds of potential customers is currently being brain stormed and configured. In addition investorservice.com is expected to provide cutting edge investment content from well-respected investment professionals to help solidify the corporate image. Marketing and branding will have to always be a prime concern. A large portion of funds must be spent on marketing and branding -- approximately 30% of funds raised. The site should be marketed locally at first, then nationally, and finally globally using traditional marketing as well as taking advantage of all internet related marketing avenues.


PROMOTION

Armed with an understanding of the needs of the client and the strengths and weaknesses of competitors the marketing approach will be selective and discriminating. Sponsors and advertisers can be approached directly, referred to the site and presented with the benefits (incentives) and value compared to competitors. Trial programs may have to be offered to demonstrate or prove the product.


FINANCIAL REQUIREMENTS

          Capital for Initial Operations -- Minimal cash requirements

It is the intention of the management to continue to operate, for the foreseeable future, as it has been, by providing the office space, supplies and personnel at no cost to the Company until the Company is a fully reporting issuer. With the remaining cash on hand, plus the money realised from the exercising of existing warrants, it is anticipated that the Company will be able to fund its way onto the OTC BB by June of 2000. In the event that additional funds should be required the Company will undertake some form of on going cash injection that will provide operating funds for at the next 12 to 18 months if need be. However, there can be no assurance that the Company will be able to accomplish any such financing.

Currently the Company has $1,600.00 cash on hand. Currently outstanding payables total approximately $7,000.00. Foreseeable payables in the next 3-4 months will arise from legal and accounting expenses as the Company completes the process to become a fully reporting issuer, and management anticipates those expenses to total approximately $7,500.00. It is management's intention to fund any shortfall that may arise, if shareholders do not exercise warrants that are available to them from the initial financing.

No additional personnel will be required, other than the management and vendors, until the total acquisition of investorservice.com has taken place following a projected attainment of a fully reporting status on the OTC BB by the Company.

         Capital for Expansion of Operations -- Major Financing

Once trading as a fully reporting issuer on the OTC BB and a trading range has been established, perhaps up to 120 days, the Company will be proceeding with an equity financing of up to $500,000.00. It is anticipated that the proceeds will be used approximately as follows:

-- to complete the acquisition of investorservice.com   (2%)
-- to fund the growth and expansion of inverstorservice.com   (10%)
-- to fund due-diligence costs for additional projects   (13%)
-- to cover sustaining, maintenance and regulatory fees   (2.5%)
-- to start paying for office space, services and supplies that have been
   provided at no cost to the company thus far by management   (7.5%)
-- to cover all manner of professional, administrative and management
   fees incurred in the day-to-day operations   (35%)
-- to fund a product marketing and awareness campaign for the company (30%)

The Company anticipates no lack of funding in the short term of 12 to 18 months. It is very confident that since it will be pursuing only projects of merit, such projects will be accompanied by financing sufficient enough to both fund the acquisition as well as all related costs and expenses for an additional period of 12 to 18 months from date of acquisition. The wages of management and other personnel however will be factored-in following the proposed financing necessary to properly launch the Company. Prior to the financing all required skill and expertise will be provided by management and the vendors of investorservice.com. In any event, there can be no absolute assurance that all necessary financing will be available.


PRICING

Pricing will be set at industry standards and promoted on the basis of site benefits such as convenience and user friendliness. It is anticipated that further benefits will be developed and implemented as client familiarity grows. The customer's buying criteria will determine the nature of benefits devised. Criteria, in addition to pricing, to be aware of would centre around product quality, reliability, selection, sales support and those that will doubtlessly arise as the dynamics of the market change and develop. It is expected that the combined result is to increase customer loyalty.


PROJECTED INCOME

The income projected herein is based on that provided by the originators of investorservice.com. Revenues are determined by the number of site visitors, which in turn depends upon factors such as advertising, ease of operation, the number of links to the site and out of the site, site dependability, quality of site operation, attractiveness of the web site etc. As the needs and demands of the internet change other unforeseen opportunities for generating revenue may appear. THE ACTUAL SPECIFIC
REVENUES ARE DIFFICULT TO DETERMINE, THEREFORE, THE FIGURES USED HERE REPRESENT ESTIMATES ONLY AND ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY. In the final analysis, as with any successful enterprise that rises to the challenge, the concept has to be sold. The strengths and benefits must be made known to the potential benefactors whose needs can be met. This is a component of revenue that is difficult to quantify but is an ingredient for success.

As the traffic and popularity of the site grows, it is expected that investorservice.com will be able to increase banner ad rates. Banner Advertisements rates range up to $10,000.00 per month for the large ads and $5,000.00 for the smaller ads. It is expected that the site will be able to support 6 large and 20 small advertisers to begin with. Over the first year it is expected that only half of the possible number of advertisers will be used and these will be calculated at only half the rate to project revenues. Approximation average ANNUAL revenue for:

                  A. LARGE ADS (3 X $5,000 X 12)  = $180,000.00
                  B. SMALL ADS (10 X $2,500 X 12) = $300,000.00
(These annual revenues are expected to at least double in the next few years.)


Once the web traffic is stable and the site becomes known and can offer respected investment advice from well known investment advisors then it is expected that monthly membership fees can be charged in the $20.00 range. Though there is a potential for hundreds of thousands of subscribers with proper promotion, for purposes of our projections, only 10,0000 such subscribers will be used over the first year and will be calculated at only half the monthly rate of $10.00/month.

Approximate average ANNUAL revenue from subscribers:

        A. 10,000 SUBSCRIBERS @ $10 PER MONTH X 12 MONTHS = $1,200,000.00

   (This ANNUAL revenue is expected to grow geometrically the first few years)

It is anticipated that revenue can also be generated through the sale of the products of other financial content providers. From a selection of up to 20 different financial categories, with each category linked to 10 separate internet providers, the Company expects to generate further revenues. Since these revenues are extremely difficult to project, none will be factored in.

       TOTAL PROJECTED ANNUAL REVENUES FOR THE FIRST YEAR = $1,680,000.00

As discussed earlier, once the Company has become a fully reporting issuer a share offering is anticipated to be carried out in order to launch the Investorservice.com project. Cash injection by share offering (financing) is expected to be $500,000.00.

            USE OF PROCEEDS FROM PROJECTED SHARE OFFERING (FINANCING)


PROCEEDS FROM PROJECTED FINANCING (SHARE OFFERING) .................$500,000.00

PROJECTED EXPENSES

Management
Legal ............................................................. $ 20,000.00
Accounting .........................................................$  6,000.00
Wages ..............................................................$150,000.00
Rent ...............................................................$ 15,000.00
Telephone ..........................................................$ 12,000.00
Transfer Agent .....................................................$  3,000.00
Regulatory Fees ....................................................$  3,000.00
Travel and Accommodation ...........................................$  5,000.00
Miscellaneous ......................................................$  2,000.00
ISP Hosting Fees -- Starts at $50.00/month and .....................$ 30,000.00 increase to $2,500.00/month. (use $2,500.00)
                                                                   ------------
TOTAL EXPENSES PROJECTED FOR THE FIRST YEAR ......................  $246,000.00         $246,000.00
                                                                    -----------         -----------


INITIAL COSTS

Initial Marketing and Branding                                                      = $150,000.00
Initial Web Site Enhancement                                                        = $ 30,000.00
                                                                                    -------------
TOTAL INITIAL COSTS                                                                 = $180,000.00


TOTAL OF FIRST YEAR'S EXPENSES PLUS INITIAL COSTS.................................... $426,000.00

SURPLUS CASH FOR OPERATING .......................................................... $ 74,000.00

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO COMPLETE THE PROJECTED SHARE OFFERING DESCRIBED ABOVE.


                       MAINTAINING AND UPDATING WEB SITE


It is expected that revenues to cover the costs factored into the three year projections below will come from both Internally generated revenue and from additional financing that may be carried out once the Company has injected its Initial Costs (see above) and is growing its revenues. In the interest of being conservative the sales figures used below are well below what the Company expects.


                        THREE YEAR FINANCIAL PROJECTIONS

                           Year #1              Year #2               Year #3
                           --------------       -------------         -------------
Sales................      $ 1,680,000.00       $3,360,000.00         $6,720,000.00

Cost of Sales*.......      $   588,000.00       $  840,000.00         $1,008,000.00

Site Development** ..      $   924,000.00       $1,848,000.00         $3,696,000.00
                           --------------       -------------         -------------

Gross Profit.........      $   168,000.00       $  672,000.00         $2,016,000.00

Expenses***..........      $   246,000.00       $  492,000.00         $  984,000.00
                           --------------       -------------         -------------

Net Income...........      $   -78,000.00       $  180,000.00         $1,032,000.00
                           --------------       -------------         -------------


NOTE: *Management anticipates that an aggressive marketing and sales program will be required to attain the sales projections. The Company will be required to offer incentives to both the sales group as well as advertising clients. Therefore, management feels it is prudent to estimate on the low side in regards to `Sales' projections and on the high side in regards to the `Costs' involved in attaining those sales projections. In Year #2 and Year #3 those `Costs' are expected to decrease as repeat clients will not require the initial discounts given in Year #1 and the sales group's fees are also expected to decrease on repeat sales.
         **As the Company grows there will be a requirement to continually upgrade, enhance, maintain, expand and further develop the internet presence, the website and content. Management feels that 50-55% of revenue should be set aside for this purpose. The Company anticipates that it will have the ability to attract new customers and advertising clients.
         ***These are the annualised expenses as per the above breakdown `Projected Expenses'

THE FOREGOING TABLE PRESENTS PROJECTIONS ONLY AND ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY.

                             MANAGEMENT AND ADVISORS

Currently there are no employees of DBS Holdings Inc. However, once a financing can be obtained for the expansion and growth of investorservice.com, it is expected that additional personnel will be hired.


                              ONGOING ACQUISITIONS

In keeping with its goal of acquiring projects of merit in the high interest sectors, both off and on the internet, it is expected that the Company will be pursuing such projects once it has achieved a fully reporting status on the OTC BB. The reason for this has resulted from the following experience. To date the Company has attempted to initiate discussions pertaining to further acquisitions, however, it has become quite apparent that given the ever-increasing activity on the internet, vendors are, although very eager, primarily interested in already-trading public companies. It has also become apparent to management that it is the fully reporting companies that vendors are particularly interested in. As a result, and in the interest of time well spent, the Company will be currently concentrating on establishing a trading history on the NQB pink sheets and making application to become a fully reporting issuer on the OTC BB. Once trading as fully reporting, it is expected that the Company will refocus on further acquisitions. However, in the best interests of opportunity and growth, management has decided that it would undertake any acquisition at anytime should a project of sufficient merit present itself.

The added merits of credibility and confidence associated with a fully reporting issuer has been the focus of management from the outset. It is expected that such merits will serve to help establish a more stable trading range which, in turn, is expected to facilitate the financing necessary to completely acquire and advance investorservice.com as well as fund the due diligence for other projects. Therefore management still considers a fully reporting status as a necessary component to the Company's strategy for long term acquisition of projects of merit and their development into viable and profitable undertakings


ITEM 3         DESCRIPTION OF PROPERTY

The Company holds a 19% interest in the domain name "investorservice.com". In addition, the Company has an option to purchase the remaining 81% of "investorservice.com" for an additional issuance of 20,000 restricted shares of the Company's common stock.

Daniel Steunenberg is providing the use of about 200 square feet of office space in Abbotsford, British Columbia, on a voluntary basis without compensation . There can be no assurance that the use of office space on a voluntary basis without compensation will continue to be free of cost.

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of common stock of the Company as of March 31, 2000 of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

---------------------------- -------------------------- -------------------------- -------------------
Title of Class               Name and Address of        Amount and Nature of       Percentage of
                             Beneficial Owner           Beneficial Ownership (1)   Ownership (2)
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Daniel Steunenberg         1,000,000 Common               9.7%
                             Director and President
                             B - 1898 Peardonville
                             Road, Abbotsford, B.C
                             V4X 2M4
---------------------------- -------------------------- -------------------------- ------------------
Common Shares                Gordon Stanley             758,000 Common                 7.4%
                             34631 Blatchford Way
                             Abbotsford, B.C.
                             V2S 6M6
---------------------------- -------------------------- -------------------------- ------------------
Common Shares                Irma Paul                  828,000 Common                 8.0%
                             3222 Clearbrook Rd.
                             Abbotsford, B.C.
                             V2T 4N7
---------------------------- -------------------------- -------------------------- ------------------
Common Shares                Madeline Stanley           808,000 Common                 7.9 %
                             208 - 31930 Old Yale
                             Road, Abbotsford, B.C.
                             V2T 2C7
---------------------------- -------------------------- -------------------------- ------------------
Common Shares                Irene Hurtubise            808,000 Common                 7.9%
                             2780 St. Moritz Way
                             Abbotsford, B.C.
                             V3G 1C3
---------------------------- -------------------------- -------------------------- ------------------
Common Shares                Eli Stratulat              830,000 Common                 8.1%
                             5498 - 128 St.
                             Surrey, B.C.
                             V3X 1T7
---------------------------- -------------------------- -------------------------- ------------------

---------------------------- -------------------------- -------------------------- -------------------
Title of Class               Name and Address of        Amount and Nature of       Percentage of
                             Beneficial Owner           Beneficial Ownership (1)   Ownership (2)
---------------------------- -------------------------- -------------------------- -------------------
Common shares                David Steunenberg          780,000 Common                 7.6%
                             A - 1898 Peardonville
                             Road, Abbotsford, B.C.
                             V4X 2M4
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Ken Paul                   800,000 Common                 7.8%
                             3222 Clearbrook Rd.
                             Abbotsford, B.C.
                             V2T 4N7
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Nelson Stratulat           750,000 Common                 7.3%
                             31556 Old Yale Road
                             Abbotsford, B.C.
                             V2T 2B3
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Andy Mooney                750,000 Common                 7.3%
                             2666 St. Gallen Way
                             Abbotsford, B.C.
                             V3G 1C3
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Jim Nickel                 750,000 Common                 7.3%
                             1640 Ross Road
                             Abbotsford, B.C.
                             V4X 1C1
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Chansu Financial Inc.      750,000 Common                 7.3%
                             900 Jackson St., Suite
                             120
                             Da Uas, Texas, U.S.A.
                             75202
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Berend Steunenberg         0 Common                       0%
                             Director, Vice-President
                             and Secretary
                             17770 Daly Road
                             Surrey, B.C.
                             V4N 4M5
---------------------------- -------------------------- -------------------------- -------------------
Common Shares                Daniel Steunenberg and     1,000,000 Common               9.7% (3)
                             Berend Steunenberg as
                             directors and executive
                             officers of the Company
---------------------------- -------------------------- -------------------------- -------------------

(1) These figures include all shares and warrants that are owned beneficially end of record by the indicated person.

(2) This figure is calculated by dividing the total number of shares plus any warrants held by that individual, with the total amount of shares outstanding plus the amount of warrants held by that individual.

(3) This figure is calculated by dividing the total amount of shares held by the directors and executive officers plus any warrants held by them, with the total amount of shares outstanding plus any warrants held by the directors and executive officers.



ITEM 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, and position of the executive officers and directors of the Company. The directors were appointed until the Company's next annual general meeting or until a successor is elected and qualifies to be a director of the Company:

-------------------------- ----- ---------------------------------------------
NAME                       AGE   POSITION/OFFICE HELD
-------------------------- ----- ---------------------------------------------
Daniel Steunenberg         31    President and Director -- appointed in March
                                 1999
-------------------------- ----- ---------------------------------------------
Berend Steunenberg         66    Vice-President/Secretary and Director --
                                 appointed in March 1999
-------------------------- ----- ---------------------------------------------


Berend Steunenberg is Daniel Steunenberg's father.


DANIEL STEUNENBERG
President and Director
B - 1898 Peardonville Road
Abbotsford, B.C.
V4X 2M4

Daniel Steunenberg has been involved with DBS Holdings Inc. from it inception in March 1999. Daniel started out in bookkeeping and other administrative tasks in the construction industry, and has progressed to the point where he is now in charge of all accounting responsibilities and company administration of Solid Rock Holdings Inc., a mid-sized construction firm.

In 1985, Daniel graduated from high school and started his university education in business administration. In 1991, he graduated from Trinity Western University with a Bachelor of Arts, majoring in Business Administration. After graduating, Daniel became involved in the West Fraser Group of Companies. Daniel was responsible for the day-to-day administration and accounting aspects of the companies. The West Fraser Group is involved in property acquisitions and development, construction management, and hi-rise building construction.

In addition to the West Fraser Group, Daniel also holds the position of controller for Solid Rock Holdings Inc. Solid Rock Holdings is a company that is involved in real estate acquisitions and development. Solid Rock Holdings is also the parent of a steel fabrication company called Solid Rock Steel Fabricating Co. Ltd. Daniel has been controller of the entire enterprise for the past 10 years.

For the past five years Daniel has reduced his role with the West Fraser Group and increasingly become more active in the investment community. Daniel has gained much experience through his involvement in various companies. Starting with the simple employment of fund manager, Daniel eventually assumed a more hands-on approach to investment funds on a personal and corporate basis.

By becoming more involved in the investment dealings, Daniel has been able to take advantage of several seed stock investments in private companies, as well private placements in public companies. Through these avenues, Daniel has gained much experience in investment analysis and project evaluation. Using his background in accounting, Daniel has been able to consult for various groups and individuals (including the West Fraser Group, Solid Rock Holdings, Sotet Capital, First Echelon Ventures, SkyTalk Communications and The Baron Group).

Over the past year Daniel has taken his experience from the investment community involvement, and has established his own company called DBS Holdings, Inc. Through its first acquisition (investorservice.com), Daniel's goal is to build a foundation for DBS Holdings, from which it can grow through merging, acquiring and incubating other projects of similar merit. Daniel now spends 30-40 hours per week investigating, analysing and evaluating investment opportunities for DBS Holdings. Daniel utilises his own resources (office space, computer, office supplies) for the purposes of growing DBS Holdings. Daniel does not take any compensation from DBS Holdings, but rather intends to first build DBS Holdings into a revenue generator before taking any compensation.


BEREND STEUNENBERG
Vice-President, Secretary and Director
17770 Daly Road
Surrey, B.C.
V4N 4M5

Berend Steunenberg has been involved in the construction industry for the past 35 years. Starting out as a helper in a manufacturing plant, Berend progressed his way in the industry to the point where he is now owner and President of his own steel fabrication company. Berend has now owned and operated Solid Rock Steel Fabricating Co. Ltd. for the past 30 years.

Berend brings vast experience to DBS Holdings Inc. through his experience of operating and guiding his own growing business. While Daniel does most of the investigating work, Berend is involved mostly through an evaluating and advising role. Berend's hands-on experience in managing and growing a business has been an invaluable asset when developing and establishing criteria with which to evaluate new projects for DBS Holdings.


ITEM 6   EXECUTIVE COMPENSATION

Currently, Daniel Steunenberg and Berend Steunenberg are providing management services to the Company free of cost. However, once the Company obtains financing and begins generating revenue, it is expected that Daniel will be paid a salary of approximately $3,000.00 per month and Berend will receive a consulting fee based upon time and effort. The Company may also consider the implementation of stock options and other incentive plans for its management and other employees.


ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no reportable transactions involving the Company and any persons related to the Company.

Daniel Steunenberg and Berend Steunenberg may be considered to be promoters of the Company. On June 30, 1999, Daniel Steunenberg was issued 1,000,000 shares of the Company's common stock for $ 1,000.00 in cash.


ITEM 8   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock having $0.001 par value. As of March 31, 2000, there are 10,273,000 issued and outstanding shares. The following summary of certain terms of the Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.


LIQUIDATION RIGHTS

Upon liquidation or dissolution, each outstanding Common Share will entitle the holder to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.


DIVIDEND RIGHTS

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future, The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.


VOTING RIGHTS

Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.


OTHER RIGHTS

Common Shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

                                     PART II


ITEM 1   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON


                      EQUITY AND OTHER SHAREHOLDER MATTERS

The Company received clearance from the NASD to trade on the NQB pink sheets, however, the Company has not posted a bid and ask. Therefore, the Company is not currently trading on the NQB pink sheets.

268,000 shares of the Company's common stock were issued with an accompanying share purchase warrant that allows the holder of each warrant to purchase one common share for $0.05 before May 1, 2000 and thereafter to May 1, 2001 for $0.10.

Of the 1,000,000 shares held by affiliates of the Company (Daniel Steunenberg), 102,730 shares could be sold every three months from June 30, 2000 in accordance with Rule 144. In addition, 9,268,000 shares that were issued to various investors under Rule 504 of Regulation D of the Securities Act of 1933 in late June of 1999, are freely tradeable. Furthermore, the 5,000 shares that were issued to Terry Wells and Stephen Stanley collectively will become available for trading under Rule 144 on June 23, 2000.

Since the Company's inception, it has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

As at March 31, 2000, the Company has fifty-one shareholders of record. The transfer agent for the Company is Interwest Transfer Company at P.O. Box 17136, Salt Lake City, Utah 84117, U.S.A.

The Company has the option to purchase the remaining 81% of investorservice.com by issuing 20,000 restricted shares of the Company's common stock to Terry Wells and Stephen Stanley collectively.


ITEM 2   LEGAL PROCEEDINGS

No legal proceedings are reportable pursuant to this item.


ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

No change in accountant is reportable pursuant to this item.

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES

The Company has issued 10,273,000 common shares as of March 31, 2000. Directors and officers of the Company and close friends and relatives of the directors and officers of the Company purchased 10,268,000 of these shares. The total proceeds of the sale of these 10,268,000 shares were $23,400 and all of the securities were sold for cash. This offering was accomplished under the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933.

Included in the 10,268,000 shares issued for cash are 268,000 shares issued as part of units at a price of $0.05 per unit. Each unit consists of one common share and one warrant to purchase one common share exercisable before May 1, 2000 for $0.05 and thereafter to May 1, 2001 for $0.10.

In addition, on June 23, 1999, the Company acquired a 19% interest in "investorservice.com", a Canadian partnership, paying for this acquisition with $2,500 in cash and by issuing 5,000 restricted shares of its common stock, half to Terry Wells and half to Stephen Stanley, the two vendors of the 19% interest in "investorservice.com". These shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933.


ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada general corporation law provides as follows:

     (1) A Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgements, fines and amounts paid in settlement actually and reasonable incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     (3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada general corporation law also provides as follows:

     (1) Any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a)  By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

          (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     (2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     (3) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 of the Nevada general corporation statutes also provides as follows:

     (1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     (2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

          (a)  The creation of a trust fund.

          (b)  The establishment of a program of self-insurance.

          (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

          (d)  The establishment of a letter of credit, guaranty or surety.

          No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     (3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     (4)  In the absence of fraud:

          (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

          (b)  The insurance or other financial arrangement;

          (c)  Is not void or voidable; and

          (d) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     (5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

The Company's articles of incorporation also provide as follows:

         No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (1) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
         (2) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

The Company's bylaws provide as follows with respect to indemnification and insurance:

The Corporation shall indemnify any and all of its directors and officers, and its former directors and officers, or any person who may have served at the corporation's request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) of officer(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such director or officer or former director of officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of the shareholders or otherwise.

The Company has not currently made any arrangements regarding insurance but may do so in the future.


                     PART F/S: FINANCIAL STATEMENTS

Audited Financial Statements from Inception (March 19, 1999) to February 28, 2000 for the initial 334 days then ended are attached below.

DBS HOLDINGS INC.

Financial Statements
(U.S. Dollars)
February 28, 2000




INDEX                                               PAGE

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS            1

FINANCIAL STATEMENTS

Balance Sheet                                          2

Statement of Stockholders' Equity                      3

Statement of Operations                                4

Statement of Cash Flows                                5

Notes to Financial Statements                      6 - 7


Smythe Ratcliffe Chartered Accountants (Logo)



REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF DBS HOLDINGS. INC.



We have audited the accompanying balance sheet of DBS Holdings Inc. as at February 28, 2000 and the related statements of operations, stockholders' equity and cash flows for the initial 334 days then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2000 and the results of its operations and the cash flows for the initial 334 days then ended in conformity with generally accepted accounting principles in the United States.





Smythe Ratcliffe (Signature)
----------------

Chartered Accountants

Vancouver, Canada
April 13, 2000

DBS HOLDINGS INC.
BALANCE SHEET
FEBRUARY 28
(U.S. DOLLARS)

--------------------------------------------------------------------------------
                                                                       2000
--------------------------------------------------------------------------------
ASSET

CURRENT
  Cash                                                               $ 1,626
INVESTMENT, at cost (note 3)                                           2,505
--------------------------------------------------------------------------------
                                                                     $ 4,131
--------------------------------------------------------------------------------

LIABILITIES

CURRENT
  Accounts payable                                                   $ 9,828
--------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

COMMON STOCK, $0.001 par value; 20,000,000 shares
authorized, 10,273,000 shares issued and outstanding at
February 28, 2000                                         $ 10,273

ADDITIONAL PAID-IN CAPITAL                                  55,832
ACCUMULATED DEFICIT                                        (71,802)   (5,697)
--------------------------------------------------------------------------------
                                                                     $ 4,131
================================================================================


See notes to financial statements.

DBS HOLDINGS INC.
Statement of Stockholders' Equity
Initial 334 Days Ended February 28, 2000
(U.S. Dollars)


                      Common       Additional                          Total
                       Stock        Paid-in       Accumulated       Stockholders'
                      Amount        Capital         Deficit        Equity (Deficit)
                     --------     ------------    ------------     ----------------
Issue of Common
 Stock               $ 10,273     $  13,132       $        0      $    23,405

Value of Directors'
 Uncompensated
 Services                   0        42,700                0           42,700

Net Loss for
 period                     0             0          (71,802)         (71,802)
                     --------     ---------       ----------       ----------

BALANCE
 February 28,
 2000                $ 10,273     $  55,832       $  (71,802)      $   (5,687)
                     ========     =========       ==========       ==========

See notes to financial statements.

DBS HOLDINGS INC.
Statement of Operations
Initial 334 Days Ended February 28
(U.S. Dollars)


-----------------------------------------------------------------
                                                       2000
-----------------------------------------------------------------
  EXPENSES
    Value of directors' uncompensated services      $  42,700
    Professional fees                                  24,037
    Transfer agent fees                                 2,230
    Office and administrative                           2,835
-----------------------------------------------------------------
  NET LOSS FOR INITIAL 334 DAYS                     $  71,802
-----------------------------------------------------------------

See notes to financial statements.

DBS HOLDINGS INC.
STATEMENT OF CASH FLOWS
INITIAL 334 DAYS ENDED FEBRUARY 28, 2000
(U.S. DOLLARS)

_________________________________________________________________________

                                                                 2000
_________________________________________________________________________
OPERATING ACTIVITIES
  Net loss for period                                         $ (71,802)
  Value of directors' uncompensated services                     42,700
  Increase in accounts payable                                    9,828
_________________________________________________________________________

NET CASH USED BY OPERATING ACTIVITIES                           (19,274)

FINANCING ACTIVITY
  Issuance of common stock for cash                              23,400

INVESTING ACTIVITY
  Investment in partnership                                      (2,500)
_________________________________________________________________________

CASH, END OF PERIOD                                           $   1,626
_________________________________________________________________________

See notes to financial statements.

BDS HOLDINGS INC.
Notes to Financial Statements
Initial 334 Days Ended February 28, 2000
(U.S. Dollars)

_______________________________________________________________________________

1.   OPERATIONS

     The Company was incorporated on March 19, 1999 under the laws of the State of Nevada.

     These financial statements are prepared in accordance with generally accepted accounting principles in the United States and all amounts are in U.S. dollars.

2.   SIGNIFICANT ACCOUNTING POLICY

     Financial instruments

     The Company's financial instrument consists of cash and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk. The fair value of this financial instrument approximate its carrying value.

3.   INVESTMENT

     During the period, the Company acquired a 19% interest in "investor service.com ("Investor"), a Canadian registered partnership, for $2,500 and 5,000 common shares. The Company has the option to purchase the remaining 81% of Investor for 20,000 common shares to be issued on or before September 23, 2000.

4.   COMMON STOCK

     Activity of the common stock account for 2000 is as follows:

===============================================================================
                                                       2000
-------------------------------------------------------------------------------
                                                                 Additional
                                      Number of        Par        Paid-in
                                       shares         Value       Capital
-------------------------------------------------------------------------------
Shares issued
  For cash                           10,268,000      $10,268       $13,132
  For investment                          5,000            5             0
-------------------------------------------------------------------------------

Balance, end of period               10,273,000      $10,273       $13,132
===============================================================================

5.   WARRANTS

     Included in the 10,268,000 shares issued for cash to June 30, 1999 are 268,000 shares issued as part of units issued at $0.05 each. Each unit consists of one common share and one warrant to purchase one common share exercisable before May 1, 2000 for $0.05 and thereafter to May 2001 for $0.10.

DBS HOLDINGS INC.
Notes to Financial Statements
Initial 334 Days Ended February 28, 2000
(U.S. Dollars)

________________________________________________________________________________

6.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE (Unaudited)

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                                    PART III

ITEM 1              INDEX TO EXHIBITS

Exhibit 2.1    Articles of Incorporation

Exhibit 2.2    By-Laws

Exhibit 6.1 Asset purchase agreement between Investor Service and DBS Holdings Inc.

Exhibit 6.2 Amendment to the Asset purchase agreement between InvestorService and DBS Holdings Inc.